EXHIBIT 11

FERRO CORPORATION AND SUBSIDIARIES
STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE

	THREE MONTHS ENDED
	MARCH 31,
	2004	2003
(Dollars in thousands-except per share amounts)	(UNAUDITED)	(UNAUDITED)
Basic:
Weighted average common shares outstanding	41,838,587	40,592,865

Net income	$14,391	$9,384
Less: preferred stock dividend	450	547

Net income available to common shareholders	$13,941	$8,837
Basic earnings per common share	$0.33	$0.22

Diluted:
Weighted average common shares outstanding	41,838,587	40,592,865
Adjustments for assumed conversion of convertible preferred and common stock options	1,908,843	1,941,050

	43,747,430	42,533,915

Net income	$14,391	$9,384
Preferred stock dividend
Tax on assumed conversion of convertible preferred stock	(84)	(103)

Adjusted net income (loss)	$14,307	$9,281
Diluted earnings per share	$0.33	$0.22

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